Syllaby, Inc.

GAAP Financial Report

For the Year Ended December 31, 2024

Section 1. Introduction

Message from the CEO, Austin Armstrong:

As we reflect on the transformative year of 2024, Syllaby has not only sustained its innovation trajectory but has also significantly enhanced its market presence. With the introduction of groundbreaking features and expansions into new market segments, we are poised for accelerated growth and are enthusiastic about the potential 2025 holds.

Overview of the Company:

Syllaby, Inc., founded in 2023, specializes in AI-powered video production tools designed to democratize content creation across multiple industries. Our platform enables users to efficiently produce engaging digital content, supporting a wide array of business and personal branding activities.

Section 2. Independent Auditor's Report

The accompanying financial statements of Syllaby, Inc. have not been independently audited. However, they are certified as true and accurate copies. These financial statements are the responsibility of the company's management.

The management deems the financial statements referred to above present fairly, in all material respects, the financial position of Syllaby, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Section 3. Financial Statements (see Appendix A)

- ◦ 3.1 Balance Sheet as of December 31, 2024
- ◦ 3.2 Income Statement for the Year Ended December 31, 2024
- ◦ 3.3 Statement of Cash Flows for the Year Ended December 31, 2024
- ◦ 3.4 Statement of Shareholders' Equity for the Year Ended December 31, 2024

Section 4. Notes to Financial Statements

Accounting Policies

At Syllaby, Inc., we recognize revenue from our subscriptions when services are delivered, which is over the duration of the subscription term. Our revenue for the year 2024 was robust, largely driven by our strategic focus on enhancing product features that appeal to content creators. For instance, the launch of our short form and long form Faceless Video Generator significantly contributed to a surge in new subscriptions.

Commitments and Contingencies

We currently do not lease any offices as all our staff work remotely. We have entered in a few annual subscriptions for third party services that include video generation, hosting, and admin services. Additionally, we are not presently involved in any litigation that we expect to have a material financial impact on the company.

Risk Management

Our exposure to market risk is mitigated by a diversified customer base and a comprehensive approach to credit risk management, where we assess the creditworthiness of new customers and do not accept high risk subscribers. Liquidity risk is managed by maintaining reserves and having access to credit facilities that ensure we can meet our operational needs without disrupting service delivery.

Section 5. Management's Discussion and Analysis (MD&A)

The year 2024 was a transformative year for Syllaby, Inc.

Frankly, we had to invest all our reserves and new capital in order to make it through the year. Net Cash from Operating Activities was negative (-$329,085.65), largely due to a strategic decision to focus on becoming the best Faceless Video creation platform, a strategy to pivot our flagship product and demanded upfront investment in key personnel and new technology to drive our expansion strategy. This strategic move actually saved the company and helped us to shoot up from only about 800 customers to 3000 within 5 months by the end of 2024.

On a positive note, our revenue climbed to $677K, up 10% from the previous year, reflecting our successful implementation of new features like URL-to-Video, which simplified content creation using AI-driven tools. However, our net income was impacted by strategic investments in feature improvement and marketing, totaling $350K, aimed at long-term growth.

Our liquidity remains robust with a current cash balance of $211,000, ensuring we can sustain operations and invest in strategic initiatives. These funds are pivotal as we plan to expand our mobile app offerings and enhance AI functionalities in 2025. We have secured most of our investment using SAFE and Convertible Notes. Convertible Notes represent debt that converts into equity under specific conditions, such as a future financing round or a certain date. This financing mechanism allows us flexibility in managing cash flow while offering potential upside to our investors.

Looking forward, we anticipate continued revenue growth but are mindful of the challenges posed by increasing competition and the need for continuous innovation to maintain our market position.

Section 6. Supplementary Information

Positive Developments and Future Projections for Syllaby, Inc.:

1. Investment and Cash Reserves: Syllaby, Inc. has successfully secured an additional investment of $75,000, bolstering our financial position. This, along with achieving $200,000 in cash reserves, demonstrates our robust financial health and investor confidence. These funds will support ongoing developments and operational scaling. We are in the process of recruiting and hiring more technical talent in order to a) improve user experience and reduce churn, b) develop a mobile app with a market on its own that could add thousands of new users, and c) release a multi-user agency version attractive to social media video marketing agencies catering to business accounts, therefore allowing us to get into enterprise level subscriptions and B2B2C chain of sales.

2. Cash Flow Positive Projection: We are projected to become cash flow positive by June 2025, a testament to our effective cost management and revenue growth strategies. Our projection to become cash flow positive is based on our current cost-cutting measures, anticipated revenue from new subscribers, and stabilizing capital expenditures. This milestone is crucial for our sustainability and long-term growth, ensuring that we can continue to invest in key areas of our business without compromising financial stability. Knowing that we have to manage our cash flow more effectively, we have started to engage in cost reduction strategies, improving churn reduction strategies, and renegotiating payment terms with suppliers.

3. Performance Metrics: Our active subscriber count stands at 3,969, a testament to the effectiveness of our product improvements and marketing strategies. However, our quarter average churn rate of 21% highlights an area for strategic focus. We are implementing targeted retention strategies, including improved onboarding processes and personalized user engagement initiatives, AI powered instant customer service and cancelation deflection strategies to reduce churn in 2025. With our LTV:CAC ratio of 4 and 37% trial conversion rate, we are looking at a steady reliable growth.

3. Product Development: Syllaby is dedicated to innovation with plans to develop a multi-user agency version of our platform, along with mobile app development scheduled for the first half of 2025. These developments are aimed at enhancing user experience and accessibility, providing sophisticated tools for agencies and individual creators alike. The anticipated ROI from these initiatives is higher user base going from currently almost 4000 subscribers to 10,000+ paid subscribers, faster bulk user sign up via Agency version with multi-users, and greater public relations and market outreach.

4. Revenue Goals: We are on a clear path to achieve $4 million in Annual Recurring Revenue (ARR) by the end of 2025. This goal is supported by our expanding product lines, increasing market penetration, and a strong commitment to marketing and community engagement.

5. Community and Market Reach: Our community has shown remarkable growth, with our Facebook group surging past 35,000 members. This vibrant community not only supports user engagement through direct interactions but also enhances our market presence and user retention through dynamic content challenges and social media activities.

6. Industry Recognition and Media Exposure: Syllaby has been recognized as a leader in AI-powered content creation, featured prominently in industry rankings and media outlets. Notably, we ranked #5 on Moz's Top 21 AI Tools for Content Creation in 2025 and received significant coverage on major platforms like The Future Podcast and various industry webinars. We were also mentioned in Forbes and were a nominee for product of the year on Product Hunt. These accolades highlight our innovative approach and industry impact.

7. Strategic Partnerships and Expansion: Our efforts to expand into enterprise-level markets have been bolstered by targeted outreach and strategic partnerships. With a focus on industries such as real estate, healthcare, and finance, Syllaby is setting the stage for significant growth and diversification of our client base.

7. Additional Information

Corporate Governance

Our board of directors has three members who provide oversight and guidance on corporate governance. We adhere strictly to SEC regulations and strive for transparency in our financial reporting and investor communications.

Investor Relations

For ongoing communication with our investors, we conduct quarterly earnings calls and provide regular updates via our investor relations website. Investors can reach out directly to our CFO via email at drg@syllaby.io for detailed financial inquiries or further information.

Regulatory Compliance

As a global digital platform, compliance with data protection laws is paramount. We've strengthened our data security measures and privacy protocols to protect user information comprehensively, ensuring compliance and securing user trust.

Appendices

- Appendix A: Financial Statements
- Appendix B: Capitalization Table

APPENDIX A

Financial Statements

Syllaby, Inc. Profit and Loss 2024		
Profit and Loss		
Syllaby, Inc.		
Date Range: 2024-01-01 to 2024-12-31		
Report Type: Accrual (Paid & Unpaid)		
ACCOUNT NUMBER	ACCOUNTS	Jan 01, 2024 to Dec 31, 2024
	Income	
	Sales	$677,474.88
	Total Income	$677,474.88
	Cost of Goods Sold	
	Affiliate Commission	$60,953.91
	COG Subscription	$208,433.79
	Total Cost of Goods Sold	$269,387.70
	Gross Profit	$408,087.18
	Operating Expenses	
	Accounting Fees	$3,183.00
	Advertising & Promotion	$71,458.31
	Bank Service Charges	$551.66
	Computer – Hardware	$4,205.17
	Computer – Hosting	$1,769.32
	Computer – Software	$5,720.62
DrG	Consulting	$150,000.00
	Interest Expense	$14,683.23
	Meals and Entertainment	$5,429.94
	Office Supplies	$100.00
	Payroll – Salary & Wages	$121,075.47
	Professional Fees	$403,445.92
	Rent Expense	$256.22
	Taxes – Corporate Tax	$1,717.65
	Travel Expense	$4,978.76
	Total Operating Expenses	$788,575.27
	Net Profit	-$380,488.09

Syllaby, Inc. Balance Sheet 2024

Balance Sheet		
Syllaby, Inc.		
As of 2024-12-31		
Report Type: Accrual (Paid & Unpaid)		
ACCOUNT NUMBER	ACCOUNTS	Dec 31, 2024
	Assets	
	Cash and Bank	
	Business Adv Fundamentals (087)	$82,642.05
	Total Cash and Bank	$82,642.05
	Other Current Assets	
	Total Other Current Assets	$0.00
	Long-term Assets	
	Total Long-term Assets	$0.00
	Total Assets	$82,642.05
	Liabilities	
	Current Liabilities	
	Accounts Payable	-$590.46
	Amex -01003	$20,309.14
	Chase Card (5329)	-$98.49
	CORP Account - Business Adv Customized Cash Rewards - 5811	$11,845.91
	CORP BA CREDIT LINE - 3443	$19,376.61
	Total Current Liabilities	$50,842.71
	Long-term Liabilities	
	Convertible Note - Afarin	$50,000.00
	Convertible Note - Greg	$26,000.00
	Convertible Note - Huy Dang	$30,000.00
	Covertible Note - Qasim	$100,000.00
	SAFE - Joseph H	$25,000.00
	SAFE - WeFunder	$77,695.38
	Total Long-term Liabilities	$308,695.38
	Total Liabilities	$359,538.09
	Equity	
	Common Shares	$67,800.00
	SAFE NOTE - Premordial	$25,000.00
	Retained Earnings	
	Profit for all prior years	$10,818.10
	Profit between Jan 1, 2024 and Dec 31, 2024	-$380,488.09
	Total Retained Earnings	-$369,669.99
	Total Equity	-$276,869.99

Syllaby, Inc. Cash Flow 2025-03-12-21_18

Cash Flow		
Syllaby, Inc.		
Date Range: 2024-01-01 to 2024-12-31		
	CASH INFLOW AND OUTFLOW	Jan 01, 2024 to Dec 31, 2024
	Operating Activities	
	Sales	$577,474.88
	Purchases	-$873,885.06
	Payroll	-$121,075.47
	Other	$88,400.00
	Net Cash from Operating Activities	-$329,085.65
	Investing Activities	
	Other	$50,000.00
	Net Cash from Investing Activities	$50,000.00
	Financing Activities	
	Other	$308,695.38
	Net Cash from Financing Activities	$308,695.38
	OVERVIEW	
	Starting Balance	$53,058.37
	Gross Cash Inflow	$1,093,262.94
	Gross Cash Outflow	$1,063,653.21
	Net Cash Change	$29,609.73
	Ending Balance	$82,668.10

APPENDIX B

Capitalization Table

Syllaby, Inc.
Capitalization Table
Post Stock Split (1-for-2000) and Option Pool

Pro Forma - Charter Amendment		
Size of Pool	5.00%	Variable
Size of Extra Authorized Shares	10.00%	Variable

Note: The authorized shares will be rounded to the nearest hundred

Holder of Securities	Common Stock			Ownership on a Fully-Diluted Basis	
	Shares	Options	Warrants	Shares	Ownership (%)
Paul D. Armstrong	4845000			4,845,000	36.10%
Ehsan Gharadjedaghi, Ph.D.	3825000			3,825,000	28.50%
Anand Butani	4080000			4,080,000	30.40%
Shares Available for Grant Under Plan		671,053		671,053	5.00%
TOTALS	12,750,000	671,053	0	13,421,053	100.00%

Reconciliation of Authorized Shares			
Type of Stock	Authorized	Outstanding / Reserved	Available
Common Stock	14,800,000	13,421,053	1,378,947

Reconciliation of Options	
Authorized	671,053
Allocated and Exercised:	0
Adjusted Authorized:	671,053
Allocated and Outstanding:	0
Unallocated and Available for Grant:	671,053